Shinhan Card’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2008

On February 27, 2009, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2008 as follows:

1. Date and Time: March 16, 2009, 2 P.M., Seoul time.

2. Venue: Conference room, 21th floor / Shinhan Card Post Tower Building B, 21, Chungmo-ro 1ga, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2) Approval of Revision to Articles of Incorporation

3)	Appointment of Directors

4) Approval of Director Remuneration Limit

One the same date, Shinhan Card also announced that its board of directors made a resolution to pay cash dividend for the fiscal year 2008, subject to the shareholders’ approval on March 16, 2009. Total dividend amount is KRW 50,148 million or KRW 400 per share. Since Shinhan Financial Group wholly owns Shinhan Card, the Group will be receiving the total dividend amount from Shinhan Card.